January 14, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block, Esq.

Attorney-Advisor

Re:	Euronav NV

Registration Statement on Form F-1

CIK No. 0001604481

Registration No. 333-198625

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014, (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on June 16, 2014. By letter dated June 27, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on July 29, 2014. By letter dated August 13, 2014, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The third amended draft registration statement on Form F-1 (the “Third Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter, was confidentially submitted to the Commission for review on August 22, 2014. By letter dated September 5, 2014, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the Third Amended Draft Registration Statement on Form F-1. The Company’s registration statement on Form F-1 (the “Form F-1 Registration Statement”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was publicly filed with the Commission via EDGAR on September 8, 2014. By letter dated September 22, 2014, the Staff provided the Company with its comments (the “Fifth Comment Letter”) to the Form F-1 Registration Statement. The Company’s first amended registration statement on Form F-1 (the

U.S. Securities and Exchange Commission

January 14, 2015

“Amended Registration Statement”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was publicly filed with the Commission via EDGAR on November 4, 2014. By letter dated November 14, 2014, the Staff provided the Company with its comments (the “Sixth Comment Letter”) to the Amended Registration Statement. The Company’s second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Sixth Comment Letter, is today being publicly filed with the Commission via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Sixth Comment Letter.

Notes to Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events, page F-8

1.	We note the disclosure on page F-11 indicating that the Group cancelled the time charter out contract on the VLCC Maersk Hakone against a payment of U.S. $2.5 million on August 11, 2014. Please tell us and revise to disclose how this fee was accounted for in your consolidated statement of operations.

The Company advises the Staff that is has revised the referenced language to state: “On August 11, 2014, the Group cancelled the time charter out contract on the VLCC Maersk Hakone against payment of U.S. $ 2.5 million, which was recorded as additional charter hire paid for the nine months ended September 30, 2014.

Note 10 – Earnings per share, page F-16

2.	We note that the number of ordinary shares outstanding (basic) as at September 30, 2014, as reflected in the table at the top of page F-17 of 129,300,666 shares does not agree to the weighted average number of shares reflected in the calculation of basic earnings per share for the nine months ended September 30, 2014 as disclosed on page F-16 of 112,238,388. Please reconcile and revise these disclosures.

The Company advises the Staff that it has revised its disclosure on pages F-17 and F-66 to include the weighted average number of ordinary shares (basic) in the diluted share reconciliation consistent with the guidance provided in IAS (International Accounting Standard) 33.

Exhibits 10.15 and 10.18

3.	We note your response to our prior comment 5. It appears that Appendix 4 to these exhibits is missing certain conformed signatures. Please re-file or advise.

U.S. Securities and Exchange Commission

January 14, 2015

In response to the Staff’s comment, the Company has re-filed exhibit 10.18 (Framework Agreement related to the VLCC Acquisition Vessels, or the VLCC Framework Agreement) to include the missing conformed signatures for Nordea Bank Finland Plc, London Branch. The Company advises the Staff that the second signature block for Maersk Tankers Singapore Pte Ltd. in Appendix 4 of of the VLCC Framework Agreement and in in Appendix 4 of Exhibit 10.15 (Framework Agreement related to the Maersk Acquisition Vessels, or the Maersk Framework Agreement) were intentionally left blank because these signature blocks were blank in the execution versions. The Company supplementally advises the Staff that Appendix 4 to the VLCC Framework Agreement and Appendix 4 of the Maersk Framework Agreement contain a form of Escrow Payment Letter, which were also unsigned in the execution versions.

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe